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CUSIP No. 84916X 20 3             13D                          Page 1 of 8 pages
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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. )1

                              SPORTING MAGIC, INC.
                                (Name of issuer)

                     COMMON STOCK, $.001 PAR VALUE PER SHARE
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                         (Title of class of securities)

                                   84916X 20 3
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                                 (CUSIP number)

                            ROBERT H. FRIEDMAN, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  June 1, 2002
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             (Date of event which requires filing of this statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the acquisition  which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /

            Note.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 8 Pages)
---------------------

            1 The  remainder  of this  cover  page  shall  be  filled  out for a reporting person's initial filing on this form with respect to the subject class of securities,  and for any subsequent  amendment  containing  information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  see the Notes).

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CUSIP No. 84916X 20 3             13D                          Page 2 of 8 pages
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================================================================================
   1                  NAME OF REPORTING PERSONS
                      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                      Sean Garber
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   2                  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) / /
                                                                        (b) / /
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   3                  SEC USE ONLY
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   4                  SOURCE OF FUNDS*
                                  OO
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   5                  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                      PURSUANT TO ITEM 2(d) OR 2(e)
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   6                  CITIZENSHIP OR PLACE OR ORGANIZATION

                                  United States of America
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 NUMBER OF SHARES
 BENEFICIALLY OWNED   7       SOLE VOTING POWER
 BY EACH REPORTING
 PERSON WITH                     0
                     -----------------------------------------------------------
                      8       SHARED VOTING POWER

                                 1,260,000
                     -----------------------------------------------------------
                      9       SOLE DISPOSITIVE POWER

                                 0
                     -----------------------------------------------------------
                      10      SHARED DISPOSITIVE POWER

                                 1,260,000
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   11                 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                 1,260,000
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   12                 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                      CERTAIN SHARES*
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   13                 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                 11.57%
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   14                 TYPE OF REPORTING PERSON*

                                 IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 84916X 20 3             13D                          Page 3 of 8 pages
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================================================================================
   1                  NAME OF REPORTING PERSONS
                      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                      Lisa Garber
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   2                  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) / /
                                                                        (b) / /
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   3                  SEC USE ONLY
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   4                  SOURCE OF FUNDS*
                                  OO
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   5                  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                      PURSUANT TO ITEM 2(d) OR 2(e)
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   6                  CITIZENSHIP OR PLACE OR ORGANIZATION

                                  United States of America
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 NUMBER OF SHARES
 BENEFICIALLY OWNED   7       SOLE VOTING POWER
 BY EACH REPORTING
 PERSON WITH                     0
                     -----------------------------------------------------------
                      8       SHARED VOTING POWER

                                 1,260,000
                     -----------------------------------------------------------
                      9       SOLE DISPOSITIVE POWER

                                 0
                     -----------------------------------------------------------
                      10      SHARED DISPOSITIVE POWER

                                 1,260,000
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   11                 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                 1,260,000
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   12                 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                      CERTAIN SHARES*
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   13                 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                 11.57%
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   14                 TYPE OF REPORTING PERSON*

                                 IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 84916X 20 3             13D                          Page 4 of 8 pages
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            The following  statement  constitutes  the Schedule 13D filed by the undersigned (the "Statement").

Item 1.     Security and Issuer.
            -------------------

            This  Statement  relates  to the common  stock,  $.001 par value per share ("Common Stock"), of Sporting Magic, Inc. (the "Company"), whose principal
executive   offices  are  located  at  7625  Hamilton  Park  Drive,   Suite  12,
Chattanooga, Tennessee 37421.

Item 2.     Identity and Background.
            -----------------------

            2(a),  2(b) and 2(c) This  Statement is jointly filed by Sean Garber and Lisa Garber (together,  the "Reporting  Persons").  As the Reporting Persons
own all of the shares of Common Stock  reported  hereunder as joint tenants with the right of survivorship, each Reporting Person may be deemed, pursuant to Rule
13d-3 of the Securities  Exchange Act of 1934, as amended (the "Act"), to be the beneficial  owner of all the shares of Common Stock held by the other  Reporting
Person.  The Reporting  Persons are filing this joint Statement,  as they may be considered a "group" under  Section  13(d)(3) of the Act.  However,  neither the fact of this  filing  nor  anything  contained  herein  shall be deemed to be an admission by the Reporting Persons that such a group exists.

            Sean Garber is the Executive Vice  President and a Director  nominee of the Company,  and Lisa Garber is an employee of CMJ Ventures,  Inc., a wholly owned subsidiary of the Company. The principal place of business for each of the
Reporting Persons is 3600 Chamberlain Lane, Suite 826, Louisville, KY 40241.

            (d) During the last five years,  none of the Reporting  Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) During the last five years,  none of the Reporting  Persons have been a party to a civil  proceeding  of a  judicial  or  administrative  body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment,  decree or final order enjoining future  violations of, or prohibiting or mandating  activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f) Each of the Reporting Persons is a citizen of the United States of America.

Item 3.     Source and Amount of Funds or Other Consideration.
            -------------------------------------------------

            Pursuant  to the  terms of an  Agreement  and Plan of  Merger,  (the
"Merger  Agreement"),  dated as of March 1, 2002 and as amended on May 16, 2002, by and among the Company,  CMJ  Acquisition  Corp.  ("Merger  Sub"),  a Delaware
corporation and wholly-owned  subsidiary of the Company,  CMJ Ventures,  Inc., a
Florida  corporation  ("CMJ"),  and Sean  Garber,  Lisa Garber and Mark  Carter,
Merger Sub was merged with and into CMJ (the  "Merger")  effective as of June 1,
2002. As a result of the Merger, the separate corporate  existence of Merger Sub ceased,  and

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CUSIP No. 84916X 20 3             13D                          Page 5 of 8 pages
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CMJ emerged as the surviving  corporation  and a wholly owned  subsidiary of the
Company. Moreover,  pursuant to the terms of the Merger Agreement, each share of
CMJ common stock was converted  into the right to receive  2,545.4545  shares of
Common Stock.

            Immediately  prior to the Merger,  the  Reporting  Persons  owned an aggregate  of 500  shares  of  common  stock  of CMJ,  which  were  subsequently converted,  as part of the Merger, into the right to receive 1,260,000 shares of
Common Stock.

Item 4.     Purpose of Transaction.
            ----------------------

            The Reporting Persons acquired the Common Stock  beneficially  owned by them in connection with the Merger and for investment purposes. Nevertheless, the  Reporting  Persons  intend to support  the  nomination  of Sean Garber as a
director  of  the  Company  at  the  Company's   upcoming   Special  Meeting  of
Stockholders,  which has yet to be  scheduled.  Except as discussed  above,  the
Reporting  Persons  currently have no specific plans or proposals that relate to or would result in the events  described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D,  although they reserve the right to develop such plans or proposals.

Item 5.     Interest in Securities of the Issuer.
            ------------------------------------

            The aggregate  percentage  of shares of Common Stock  reported to be owned by the  Reporting  Persons is based upon  10,889,225  shares  outstanding, which is the total number of shares of Common Stock  outstanding  as reported in the Company's  Quarterly Report on Form 10-QSB for the period ended February 28,
2002, plus the 1,400,000 shares that were issued on June 1, 2002 pursuant to the
Merger.

            (a) As of the filing date of this Statement,  the Reporting  Persons beneficially  owned, as joint tenants,  an aggregate  1,260,000 shares of Common
Stock, representing approximately 11.57% of the Company's issued and outstanding
Common Stock.

            (b) Each of the Reporting Persons has the shared power to direct the vote and the shared power to direct the  disposition of the 1,260,000  shares of
Common Stock of the Company beneficially owned by each of them.

            (c) Except as  described in Item 3 above with respect to the Merger, the Reporting Persons have not effected any transactions in the Company's Common
Stock during the past 60 days.

            (d) No person  other than the  Reporting  Persons  have the right to receive or the power to direct the receipt of  dividends  from,  or the proceeds from the sale of, the shares of Common Stock of the Company  beneficially  owned by the Reporting Persons.

            (e)         Not applicable.

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CUSIP No. 84916X 20 3             13D                          Page 6 of 8 pages
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Item 6.     Contracts, Arrangements, Understandings or Relationships With Respect
            ---------------------------------------------------------------------
            to Securities of the Issuer.
            ---------------------------

            The  information  set forth in Item 3 hereof  concerning  agreements with respect to securities of the Company is incorporated herein by reference.

Item 7.     Materials to be Filed as Exhibits.
            ---------------------------------

            Exhibit No.     Description

            99.1            Joint Filing  Agreement dated as of June 11, 2002 by
                            and among the Reporting Persons.

            99.2            The Agreement and Plan of Merger,  dated as of March
                            1, 2001,  by and among  Sporting  Magic,  Inc.,  CMJ
                            Acquisition Corp., CMJ Ventures,  Inc., Sean Garber,
                            Lisa Garber and Mark Carter.

            99.3            Amendment No. 1 to the Agreement and Plan of Merger,
                            dated  as of May 16,  2002,  by and  among  Sporting
                            Magic,  Inc., CMJ Acquisition  Corp.,  CMJ Ventures,
                            Inc., Sean Garber, Lisa Garber and Mark Carter.

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CUSIP No. 84916X 20 3             13D                          Page 7 of 8 pages
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                                   SIGNATURES

            After due inquiry and to the best of his knowledge and belief,  each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 11, 2002

                                   /s/ Sean Garber
                                   -------------------------------
                                   Sean Garber

                                   /s/ Lisa Garber
                                   -------------------------------
                                   Lisa Garber

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CUSIP No. 84916X 20 3             13D                          Page 8 of 8 pages
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                             JOINT FILING AGREEMENT

            In accordance with Rule  13d-1(k)(1)  under the Securities  Exchange
Act of 1934,  as amended,  the persons  named below agree to the joint filing on behalf  of each of them of a  Statement  on  Schedule  13D  dated  June 11, 2002
(including  amendments  thereto)  with  respect to the Common  Stock of Sporting
Magic, Inc.

Dated: June 11, 2002

                                   /s/ Sean Garber
                                   -------------------------------
                                   Sean Garber

                                   /s/ Lisa Garber
                                   -------------------------------
                                   Lisa Garber